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                               June 2, 2023

       Steven J. Heyer
       Chief Executive Officer
       Haymaker Acquisition Corp. 4
       501 Madison Avenue, Floor 5
       New York, NY 10022

                                                        Re: Haymaker
Acquisition Corp. 4
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 8,
2023
                                                            CIK No. 0001970509

       Dear Steven J. Heyer :

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 8, 2023

       Cover Page

   1. Please revise to clarify the nature of the Potential Extension Redemption feature, including the rights of
public shareholders, and to clearly distinguish redemptions
                                                        pursuant to the
Potential Extension Redemption feature from redemptions in other contexts. For example,
revise to clarify, if true, that redemptions pursuant to the Potential
                                                        Extension Redemption
feature are mandatory. In this regard, we note your disclosure that you may redeem up to
10,000,000 Class A ordinary shares sold as part of the units in this offering, which
suggests that redemptions are at the company's election. However, we also note your
disclosure that "public shareholders . . . may not be offered the opportunity to redeem their shares
in connection with any such extension," which suggests that
 Steven J. Heyer
FirstName  LastNameSteven
Haymaker Acquisition Corp.J.4 Heyer
Comapany
June 2, 2023NameHaymaker Acquisition Corp. 4
June 2,
Page 2 2023 Page 2
FirstName LastName
         redemptions pursuant to the Potential Extension Redemption feature may be at the public shareholders' election and are voluntary. Please also revise, as appropriate, similar disclosure on pages 20, 98, and 134. Additionally, please file as an exhibit the stock redemption agreement associated with the Potential Extension Redemption feature.
2. We note your disclosure that shareholders will be entitled to "vote or redeem their shares in connection with a general meeting held to approve an initial business combination or in a tender offer undertaken in connection with an initial business combination if we propose such an initial business combination during any extension period." Please revise to clarify, if true, that shareholders will be offered the opportunity to vote and redeem their shares in connection with such meeting, or that they will be able to redeem without a shareholder vote by means of a tender offer.
Founder shares, page 13

3. Please revise to clarify several references here and throughout the prospectus to a
         "Potential Redemption Extension." You appear to have intended to refer instead to the
         Potential Extension Redemption.
Founder shares conversion and anti-dilution rights, page 15

4. Please revise to disclose whether or not the number of founder shares will be reduced, or will convert at less than 1 to 1, as a result of any Potential Extension Redemption in order to limit the interest of the holders of founder shares to 20%. If not, please describe the additional dilutive effect of any Potential Extension Redemption on public shareholders here and in an appropriately captioned risk factor.
Ability to extend time to complete initial business combination . . . , page 19

5. Please revise to clarify whether the sponsor's deposit of $0.10 per outstanding public share after a Potential Extension Redemption is in addition to the sponsor's deposit of
         $2,000,000 that is required to initiate each extension period. Please also reconcile the statement in the last paragraph on page 20 that "[o]ur sponsor is not obligated to fund the trust account to extend the completion window" with the disclosure regarding the
         $2,000,000 deposit on page 19. Finally, please clarify whether either or both of the
         $2,000,000 extension deposit and the $0.10 per share redemption deposit will be made in exchange for the non-interest bearing, unsecured promissory note referenced on page 20.
         Revise any similar disclosures and inconsistencies throughout the prospectus.
Payments to insiders, page 29

6. Please revise to reconcile your disclosure regarding payments to insiders. As a non-
         exclusive example only, we note your statement on page 29 that "[t]here will be no restrictions on payments made to insiders." However, you also state on page 123 the following: "Other than these payments and reimbursements [payments for office space and secretarial and administrative services, and reimbursements for out-of-pocket
 Steven J. Heyer
Haymaker Acquisition Corp. 4
June 2, 2023
Page 3
         expenses], no compensation of any kind, including finder   s and
consulting fees, will be
         paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination."
Conflicts of Interest, page 126

7. Please revise the information in the table on page 127 and in the disclosure on page 6 and elsewhere to clarify which two executive officers currently serve in officer and/or director capacities at Tastemaker Acquisition and at Coliseum Acquisition. Please also identify the
         "two other blank check companies searching for target" for whom your Chief Financial
         Officer serves as an advisor.
Ordinary Shares, page 137

8. Please describe the mandatory redemption provisions applicable to the Ordinary Shares in the event the company decides to effect a Potential Extension
Redemption.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameSteven J. Heyer                              Sincerely,
Comapany NameHaymaker Acquisition Corp. 4
                                                               Division of
Corporation Finance
June 2, 2023 Page 3                                            Office of Real
Estate & Construction
FirstName LastName